Exhibit 99.1

ASM International N.V.

Contact :	Naud van der Ven,	+ 31 30 229 85 40
	Mary Jo Dieckhaus,	+ 1 212 986 29 00

ASM INTERNATIONAL REPORTS

2006 SECOND QUARTER OPERATING RESULTS

•	Net sales of € 234.8 million in the second quarter of 2006, up 14% from the first quarter of 2006 and up 28% from the second quarter of 2005.

•	Net earnings of € 17.4 million or € 0.30 diluted net earnings per share in the second quarter of 2006, as compared to net earnings of € 2.6 million or € 0.05 diluted net earnings per share (after charges for impairment and restructuring of € 5.4 million) in the first quarter of 2006 and net earnings of € 0.5 million or € 0.01 diluted net earnings per share for the second quarter of 2005.

•	Second quarter bookings of € 256.9 million, up 6% from the first quarter of 2006.

•	Quarter-end backlog of € 280.6 million, up 9% from the end of the first quarter of 2006.

BILTHOVEN, THE NETHERLANDS, July 31, 2006 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its 2006 second quarter operating results. These operating results have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

“The second quarter of 2006 was a good quarter for ASMI with both Front-end and Back-end segments exceeding expectations,” commented Arthur del Prado, president and chief executive officer of ASMI. “We made considerable progress in the execution of our plan to bring ASMI’s Front-end segment to consistent profitability, as evidenced by its positive earnings from operations. Our Back-end segment again reported outstanding results and reached quarterly sales and operating profit record levels, expressed in Hong Kong dollar, exceeding the previous record set in 2000.”

Three months ended June 30, 2006.

The following table compares the operating performance for the second quarter of 2006 with the first quarter of 2006 and the second quarter of 2005:

(euro millions, except earnings per share)	Q2 2005	Q1 2006	Q2 2006	% Change Q1 2006 to Q2 2006	% Change Q2 2005 to Q2 2006
Net sales	183.3	206.5	234.8	14%	28%
Gross profit	63.7	78.6	93.3	19%	46%
Gross profit margin	34.8%	38.1%	39.7%	1.6 (1)	4.9 (1)
Selling, general and administrative expenses	(24.1)	(35.8)	(30.6)	(14)%	27%
Research and development expenses	(23.8)	(21.8)	(21.9)	0%	(8)%
Amortization of other intangible assets	(0.4)	(0.2)	(0.8)	328%	96%

Earnings from operations	15.4	20.8	40.0	92%	159%

Net earnings	0.5	2.6	17.4	577%	3,259%

Diluted net earnings per share	0.01	0.05	0.30	500%	2,900%

New orders	177.7	243.1	256.9	6%	45%
Backlog at end of period	196.5	258.5	280.6	9%	43%

(1)	Percentage points change.

Net Sales and Order Intake in the second quarter of 2006 were higher in both the Company’s Front-end and Back-end segments as compared to both the first quarter of 2006 and the second quarter of 2005.

Consolidated sales levels expressed in euro were negatively impacted by the weakened US dollar and US dollar related currencies against the euro. The decrease of exchange rates in the second quarter of 2006 as compared to the first quarter of 2006 impacted sales negatively by 3.9%.

The Gross Profit Margin for the second quarter of 2006 of 39.7% of net sales was 1.6 percentage points above the 38.1% gross profit margin realized in the first quarter of 2006. The increase is noticed in particular in the Company’s Front-end segment, primarily due to changes in the product mix, increased gross margins of most product lines, also due to higher utilization of our manufacturing and assembly facilities.

Selling, General and Administrative Expenses decreased 14% from € 35.8 million in the first quarter of 2006 to € 30.6 million in the second quarter of 2006 and increased 27% from € 24.1 million in the second quarter of 2005. Recorded in the first quarter of 2006 in our Front-end segment were impairment and restructuring charges of € 5.4 million with respect to the restructuring of ASM NuTool, explaining the decrease of selling, general and administrative expenses noticed.

The increase from the second quarter of 2005 was the result of increased sales and marketing activity, demo activity, and increased expenditures in preparing to meet requirements under section 404 of the Sarbanes-Oxley Act. In addition, the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006, required us to recognize costs of employee stock options.

As a percentage of net sales, selling, general and administrative expenses in the second quarter of 2006 were 13%, as compared to 17% in the first quarter of 2006 and 13% in the second quarter of 2005.

Research and Development Expenses of € 21.9 million in the second quarter of 2006 is stable as compared to € 21.8 million in the first quarter of 2006. These expenses decreased 8% from € 23.8 million in the second quarter of 2005 as a result of increased selection and control of research and development expenses and the restructuring of ASM NuTool.

As a percentage of net sales, research and development costs in the second quarter of 2006 were 9%, as compared to 11% in the first quarter of 2006 and 13% in the second quarter of 2005.

Earnings from Operations amounted to € 40.0 million in the second quarter of 2006 compared to € 20.8 million in the first quarter of 2006 and € 15.4 million in the second quarter of 2005. When compared to the first quarter of 2006, earnings from operations increased in both the Front-end and Back-end segments. The increase is noticed in particular in the Front-end segment and caused primarily by increased sales and gross profit margin and decreased selling, general and administrative expenses. In addition, impairment and restructuring charges of € 5.4 million were recorded in the first quarter of 2006 in our Front-end segment.

Net Interest Expense was € 1.6 million in the second quarter of 2006, as compared to € 1.8 million in the first quarter of 2006 and € 2.8 million in the second quarter of 2005. When compared to the second quarter of 2005, interest expenses decreased due to decreased borrowings, mainly the result of the repayment of US$ 94.3 million in convertible subordinated notes which were due in November 2005.

Six months ended June 30, 2006.

The following table shows the operating performance and the percentage change for the six months ended June 30, 2006 compared to the same period in 2005:

	Six months ended June 30,		% Change
(euro millions, except earnings per share)	2005	2006
Net sales	318.0	441.2	39%
Gross profit margin	109.7	171.9	57%
Gross profit margin %	34.5%	39.0%	4.5 (1)
Selling, general and administrative expenses	(47.8)	(66.4)	39%
Research and development expenses	(44.8)	(43.7)	(2)%
Amortization of other intangible assets	(0.8)	(1.0)	24%

Earnings from operations	16.3	60.8	274%

Net earnings (loss)	(6.7)	20.0	Na

Diluted net earnings (loss) per share	(0.13)	0.37	Na

New orders	327.7	500.0	53%
Backlog at the end of period	196.5	280.6	43%

(1)	Percentage points change.

Net Sales. The following table shows net sales for the Front-end and Back-end segments and the percentage change for the six months ended June 30, 2006 compared to the same period in 2005:

	Six months ended June 30,		% Change
(euro millions)	2005	2006
Front-end	173.4	202.1	17%
Back-end	144.6	239.1	65%

Consolidated net sales	318.0	441.2	39%

In the six months ended June 30, 2006, net sales of wafer processing equipment (Front-end segment) represented 45.8% of consolidated net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 54.2% of consolidated net sales.

Consolidated sales levels expressed in euro were positively impacted by the strengthened US dollar and US dollar related currencies against the euro. The increase in exchange rates in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 impacted sales positively by 4.6%.

Gross Profit Margin. The following table shows the gross profit margin for Front-end and Back-end segments and the percentage point change for the six months ended June 30, 2006 compared to the same period in 2005:

	Six months ended June 30,				Increase or (decrease) percentage points
(euro millions)	2005	2006	2005	2006
Front-end	45.5	61.1	26.2%	30.2%	4.0
Back-end	64.2	110.8	44.4%	46.3%	1.9

Total gross profit	109.7	171.9	34.5%	39.0%	4.5

The increase was caused by an increase in the proportion of net sales accounted for by the higher margin Back-end segment and increased margins in the Front-end segment mainly due to changes in the Front-end segment product mix.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2006 compared to the same period in 2005:

	Six months ended June 30,		% Change
(euro millions)	2005	2006
Front-end	29.1	39.5	36%
Back-end	18.7	26.9	43%

Total selling, general and administrative expenses	47.8	66.4	39%

Selling, general and administrative expenses are impacted by impairment and restructuring charges of € 5.4 million recorded in the first quarter of 2006 in our Front-end segment. Next, the increase is also due to increased sales and marketing activity, demo activity, and increased expenditures in preparing to meet requirements under section 404 of the Sarbanes-Oxley Act. In addition, the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006, required us to recognize costs of employee stock options.

As a percentage of net sales, selling, general and administrative expenses are stable at 15% in both the first half of 2006 and the first half of 2005.

Research and Development Expenses. The following table shows research and development expenses for Front-end and Back-end segments and the percentage change for the six months ended June 30, 2006 compared to the same period in 2005:

	Six months ended June 30,		% Change
(euro millions)	2005	2006
Front-end	33.0	29.2	(12)%
Back-end	11.8	14.5	23%

Total research and development expenses	44.8	43.7	(2)%

The decrease in the Front-end segment was the result of increased selection and control of research and development expenses and the restructuring of ASM NuTool. The increase in the Back-end segment was the result of increased staff expenses.

As a percentage of net sales, research and development expenses were 10% in the first half of 2006, compared to 14% in the first half of 2005.

Earnings from Operations amounted to € 60.8 million for the six months ended June 30, 2006 as compared to € 16.3 million for the six months ended June 30, 2005. Earnings from operations increased in both the Front-end and Back-end segments. Earnings from operations for the six months ended June 30, 2006 include impairment and restructuring charges of € 5.4 million recorded in our Front-end segment.

Net Interest Expense amounted to € 3.4 million for the six months ended June 30, 2006 as compared to € 5.6 million for the six months ended June 30, 2005. Interest expenses decreased due to decreased borrowings, mainly the result of the repayment of US$ 94.3 million in convertible subordinated notes which were due in November 2005.

Net Earnings for the six months ended June 30, 2006 amounted to € 20.0 million or € 0.37 diluted net earnings per share compared to a net loss of € 6.7 million or € 0.13 diluted net loss per share for the same period in 2005. Net earnings for the six months ended June 30, 2006 include impairment and restructuring charges of € 5.4 million recorded in our Front-end segment.

Bookings and backlog

New orders received increased 6% from € 243.1 million in the first quarter of 2006 to € 256.9 million in the second quarter of 2006, extending the quarter over quarter improvement in order intake experienced since the first quarter of 2005. Both Front-end and Back-end segments noticed increases, of 10% and 3% respectively.

For the second quarter of 2006, the level of new orders divided by the net sales for the quarter (book-to-bill ratio) was 1.09, compared to a book-to-bill ratio of 1.18 and 0.99 in the first quarter of 2006 and fourth quarter of 2005, respectively. For the six months ended June 30, 2006 the book-to-bill ratio was 1.13, consisting of 1.12 for the Front-end segment and 1.14 for the Back-end segment.

The backlog at June 30, 2006 amounted to € 280.6 million, an increase of 9% compared to the backlog of € 258.5 million at March 31, 2006.

The following table shows the level of new orders during the six months ended June 30, 2005 and 2006 and the backlog at June 30, 2005 and 2006 and the percentage change:

	Six months ended June 30,		% Change
(euro millions)	2005	2006
Front-end:
New orders	160.4	226.9	42%
Backlog at June 30	127.9	160.2	25%

Back-end:
New orders	167.3	273.1	63%
Backlog at June 30	68.6	120.4	76%

Total
New orders	327.7	500.0	53%
Backlog at June 30	196.5	280.6	43%

Liquidity and capital resources

Net cash provided by operations in the second quarter of 2006 was € 52.9 million as compared to net cash used in operations of € 3.9 million in the second quarter of 2005. For the six months ended June 30, 2006, net cash provided by operations was € 72.3 million compared to cash provided by operations of € 18.7 million for the same period in 2005. These developments result from increased net earnings and decreased working capital.

Net cash used in investing activities in the second quarter of 2006 was € 9.0 million, compared to € 6.9 million in the second quarter of 2005. For the six months ended June 30, 2006, net cash used in investing activities was € 17.7 million compared to € 18.8 million for the same period in 2005.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from € 240.3 million at March 31, 2006 to € 229.9 million at June 30, 2006. The decrease is primarily the result of decreased levels of accounts receivable and inventory. The number of outstanding days of working capital, measured based on annual sales, decreased from 110 days at March 31, 2006 to 99 days at June 30, 2006.

At June 30, 2006, the Company’s principal sources of liquidity consisted of € 161.5 million in cash and cash equivalents, of which € 72.9 million was available for the Company’s Front-end operations and € 88.6 million was restricted for use in the Company’s Back-end operations. In addition, the Company also had € 109.1 million in undrawn bank facilities, of which € 31.5 million was available for its Back-end operations and € 27.3 million was available for the Front-end operations in Japan.

Outlook

The positive second quarter results show the continued strength of Back-end and the progress made by Front-end on its road to profitability, supported by a favorable customer and product mix.

Based on backlog and customer guidance, we expect Front-end sales for the second half of 2006 to be comparable to first half sales. We confirm that we expect to achieve for the full year 2006 the target of positive EBITDA (net of restructuring charges) as stated at the Annual General Meeting of Shareholders in May 2006.

For Back-end, based on the strong order intake in the past quarters, we expect solid sales and operating profit in the second half of 2006.

Change in Management Board and Supervisory Board

Mr Patrick Lam, Vice President of Asian Operations at ASMI and Managing Director and CEO of ASM Pacific Technology (ASMPT), will retire at year-end 2006. Mr Lam has served at ASMPT’s helm for 31 years, since the foundation of ASMPT in 1975. Mr Lam will be succeeded by an executive office of three seasoned ASMPT professionals. Effective January 1, 2007 the ASMPT executive office will be composed of Peter Lo, Vice Chairman of the Board; W.K. Lee, Chief Executive Officer; and James Chow, Chief Operating Officer. At the request of the ASMPT Board of Directors and ASMI, and in order to ensure an orderly transition of management responsibilities, Mr Lam will continue as Honorary Chairman of ASMPT through June 2007. The Company thanks Mr Lam for his enormous contribution to ASMI and ASMPT. In his 31 years at ASMPT, he has taken ASMPT to become the largest and most profitable company in the semiconductor assembly and packaging equipment industry sector. For further details on succession, we refer to the joint ASMI and ASMPT press release to be issued shortly after this press release.

Much to his regret, Mr Jean den Hoed whose term will expire at the AGM 2007 has decided to resign from the Supervisory Board of ASM International, following medical advice to limit his activities in the coming months. In taking his decision, Mr den Hoed has taken into account that in the coming period a special effort will be required from the Supervisory Board. The Company regrets the decision and thanks Mr Jean den Hoed for his valuable contribution to the Supervisory Board and its Audit Committee over the past seven years.

Announcement of Extraordinary General Meeting of Shareholders

An Extraordinary General Meeting of Shareholders will be convened on Monday November 27, 2006. The agenda of this meeting will include, amongst others, the composition of the Supervisory Board, an amendment of the Company’s articles of association and a discussion on the continued review of the merits of the Company’s strategy and business model.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

MONDAY, JULY 31, 2006 at

9:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1	800.638.5439
International:	+1	617.614.3945
Participation pass code is 673 18 131

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 10, 2006. The replay dial-in numbers are:

United States:	+1	888.286.8010
International	+1	617.801.6888
Participation pass code is 805 68 509

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
(euro thousands except per share data)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	183,256	234,759	317,983	441,247
Cost of sales	(119,513)	(141,464)	(208,316)	(269,365)

Gross profit	63,743	93,295	109,667	171,882

Operating expenses:
Selling, general and administrative	(24,052)	(30,628)	(47,824)	(66,399)
Research and development	(23,846)	(21,884)	(44,806)	(43,724)
Amortization of other intangible assets	(403)	(788)	(784)	(972)

Total operating expenses	(48,301)	(53,300)	(93,414)	(111,095)

Earnings from operations	15,442	39,995	16,253	60,787
Net interest expense	(2,780)	(1,580)	(5,563)	(3,393)
Foreign currency transaction losses	(233)	(1,040)	(409)	(879)

Earnings before income taxes and minority interest	12,429	37,375	10,281	56,515
Income tax expense	(1,485)	(3,609)	(2,050)	(6,043)

Earnings before minority interest	10,944	33,766	8,231	50,472
Minority interest	(10,426)	(16,365)	(14,961)	(30,502)

Net earnings (loss)	518	17,401	(6,730)	19,970

Net earnings (loss) per share:
Basic	0.01	0.33	(0.13)	0.37
Diluted (1)	0.01	0.30	(0.13)	0.37

Weighted average number of common shares used in computing per share amounts (in thousands):
Basic	52,633	53,446	52,627	53,260
Diluted (1)	52,760	65,424	52,627	53,366

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that would then share in earnings. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended June 30, 2005, the effect of a potential conversion of convertible subordinated debt into 16,891,831 common shares was anti-dilutive and no adjustment has been reflected in the diluted weighted average number of common shares and net earnings for this period. Due to the loss reported in the six months ended June 30, 2005, the effect of securities and other contracts to issue common shares was anti-dilutive and no adjustment has been reflected in the diluted weighted average number of common shares and net loss for this period. For the six months ended June 30, 2006, the effect of a potential conversion of convertible subordinated debt into 11,886,738 common shares was anti-dilutive and no adjustment has been reflected in the diluted weighted average number of common shares and net earnings for this period.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(euro thousands except share data)	December 31, 2005	June 30, 2006
		(unaudited)
Assets
Cash and cash equivalents	135,000	161,476
Accounts receivable, net	209,314	206,692
Inventories, net	189,404	187,435
Income taxes receivable	22	53
Deferred tax assets	2,841	3,427
Other current assets	24,232	25,343

Total current assets	560,813	584,426

Debt issuance costs	5,430	4,559
Deferred tax assets	536	213
Other intangible assets	9,177	9,763
Goodwill, net	73,009	69,268
Property, plant and equipment, net	163,343	150,815

Total Assets	812,308	819,044

Liabilities and Shareholders’ Equity
Notes payable to banks	21,061	21,133
Accounts payable	93,669	90,869
Accrued expenses	76,899	75,810
Advance payments from customers	7,943	11,945
Deferred revenue	9,862	10,942
Income taxes payable	7,965	10,727
Current portion of long-term debt	7,150	7,010

Total current liabilities	224,549	228,436

Deferred tax liabilities	311	1,344
Long-term debt	25,741	21,482
Convertible subordinated debt	203,448	188,784

Total Liabilities	454,049	440,046

Minority interest in subsidiary	119,665	118,226

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 52,678,952 and 53,450,545 shares	2,107	2,138
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	300,479	310,234
Accumulated deficit	(15,586)	4,384
Accumulated other comprehensive loss	(48,406)	(55,984)

Total Shareholders’ Equity	238,594	260,772

Total Liabilities and Shareholders’ Equity	812,308	819,044

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(euro thousands)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings (loss)	518	17,401	(6,730)	19,970
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,618	8,968	16,726	18,400
Amortization of other intangible assets	404	788	785	972
Impairment of property, plant and equipment	—	—	—	285
Amortization of debt issuance costs	455	243	929	499
Deferred income taxes	(365)	608	(255)	704
Compensation expense employee stock option plan	—	312	—	624
Compensation expense employee share incentive scheme ASMPT	—	2,273	—	3,298
Non cash settlement charges	—	—	—	3,048
Minority interest	10,426	16,365	14,961	30,502
Changes in other assets and liabilities:
Accounts receivable	(20,294)	(902)	3,882	(8,618)
Inventories	(5,716)	4,520	(18,595)	(9,426)
Other current assets	(3,259)	(135)	(611)	(2,194)
Accounts payable and accrued expenses	6,094	(2,533)	8,889	4,669
Advance payments from customers	(665)	1,425	3,177	4,846
Deferred revenue	(1,310)	(879)	(1,710)	1,366
Income taxes	1,231	4,489	(2,792)	3,305

Net cash provided by (used in) operating activities	(3,863)	52,943	18,656	72,250

Cash flows from investing activities:
Capital expenditures	(6,937)	(8,694)	(18,860)	(15,901)
Purchase of other intangible assets	—	(458)	—	(2,085)
Acquisition of business	—	(656)	—	(656)
Proceeds from sale of property, plant and equipment	19	836	29	973

Net cash used in investing activities	(6,918)	(8,972)	(18,831)	(17,669)

Cash flows from financing activities:
Notes payable to banks, net	3,830	(611)	3,610	1,009
Proceeds from long-term debt and subordinated debt	—	—	589	—
Repayments of long-term debt and subordinated debt	(2,002)	(2,338)	(6,128)	(3,296)
Proceeds from issuance of common shares	127	141	237	6,738
Dividend to minority shareholders	(18,468)	(24,870)	(18,468)	(24,870)

Net cash used in financing activities	(16,513)	(27,678)	(20,160)	(20,419)

Exchange rate effects	12,280	(3,944)	19,571	(7,686)

Net increase (decrease) in cash and cash equivalents	(15,014)	12,349	(764)	26,476
Cash and cash equivalents at beginning of period	232,864	149,127	218,614	135,000

Cash and cash equivalents at end of period	217,850	161,476	217,850	161,476

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	5,523	3,975	4,891	3,580
Income taxes, net	619	(1,488)	5,097	2,034

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

ASMI	organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 53.59 % interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, the People's Republic of China, Singapore and Malaysia.

(euro thousands, except headcount) Six months ended June 30, 2005	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	173,422	144,561	317,983
Gross profit	45,467	64,200	109,667
Earnings (loss) from operations	(17,429)	33,682	16,253
Net interest and other financial (expense) income	(6,828)	856	(5,972)
Income taxes	78	(2,128)	(2,050)
Minority interest	—	(14,961)	(14,961)
Net earnings (loss)	(24,179)	17,449	(6,730)

Net capital expenditure	9,458	9,373	18,831
Depreciation property, plant and equipment	9,358	7,368	16,726
Cash and cash equivalents	162,471	55,379	217,850
Capitalized goodwill	54,462	45,857	100,319
Other identifiable assets	332,581	245,731	578,312
Total assets	549,514	346,967	896,481
Total debt	328,689	—	328,689
Headcount in full-time equivalents (1)	1,587	7,503	9,090

Six months ended June 30, 2006	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	202,083	239,164	441,247
Gross profit	61,107	110,775	171,882
Earnings (loss) from operations	(8,580)	69,367	60,787
Net interest and other financial (expense) income	(5,924)	1,652	(4,272)
Income taxes	(747)	(5,296)	(6,043)
Minority interest	—	(30,502)	(30,502)
Net earnings (loss)	(15,251)	35,221	19,970

Net capital expenditure	8,707	7,194	15,901
Depreciation property, plant and equipment	9,675	8,725	18,400
Cash and cash equivalents	72,896	88,580	161,476
Capitalized goodwill	25,651	43,617	69,268
Other identifiable assets	332,672	255,628	588,300
Total assets	431,219	387,825	819,044
Total debt	238,253	156	238,409
Headcount in full-time equivalents (1)	1,733	8,384	10,117

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2005, except for the adoption of Statement of Financial Accounting Standard No. 123R “Share-based Payment” (“SFAS 123R”) effective January 1, 2006.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest in subsidiaries is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Consolidated Statements of Operations upon the sale of the respective inventory to a third party.

Option plans

ASMI adopted SFAS 123R effective January 1, 2006 and applies the provisions of SFAS 123R to all share-based payments, including employee stock options, granted, vested, modified or settled subsequent to January 1, 2006. SFAS 123R requires that the cost of all share-based compensation arrangements, be reflected in the financial statements based on the fair value of the awards. The cost is measured at fair value on the grant date and is recognized over the requisite service period.

Prior to January 1, 2006, ASMI applied the intrinsic-value method prescribed in APB No. 25, “Accounting for Stock Issued to Employees.” All stock options granted to employees had an exercise price equal to the market value of the underlying common shares on the date of grant and accordingly for these plans no stock-based compensation expense was reflected in financial statements.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

The first consolidated financial statements prepared by ASMI in accordance with IFRS have been included in its Dutch Statutory Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes. These consolidated financial statements replaced the consolidated financial statements ASMI prepared through 2004 in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”), included in its Dutch Statutory Annual Reports through 2004. As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differs from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses and accounting for option plans.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings (loss)
	Three months ended June 30,		Six months ended June 30,
(thousands)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	518	17,401	(6,730)	19,970
Adjustments for IFRS:
Goodwill	—	—	—	—
Classification of minority interest	10,426	16,365	14,961	30,502
Convertible subordinated notes	(254)	(3,236)	(1,367)	(5,760)
Development expenses	2,392	2,249	4,576	4,979
Option plans	(342)	124	(596)	158

Total adjustments	12,222	15,502	17,574	29,879

IFRS	12,740	32,903	10,844	49,849

IFRS allocation of net earnings:
Shareholders	2,314	16,538	(4,117)	19,347
Minority interest	10,426	16,365	14,961	30,502

Net earnings (loss) per share:
Basic	0.04	0.31	(0.08)	0.36
Diluted (1)	0.04	0.31	(0.08)	0.36

	Equity	Equity
(thousands)	December 31, 2005	June 30, 2006
		(unaudited)
US GAAP	238,594	260,772
Adjustments for IFRS:
Goodwill	(11,686)	(10,918)
Classification of minority interest	119,665	118,226
Convertible subordinated notes	38,229	32,469
Development expenses	9,366	13,538
Option plans	—	—

Total adjustments	155,574	153,315

IFRS	394,168	414,087